

Mail Stop 3561

April 6, 2009

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, DE 19904

> **Re: MacroShares Housing Depositor, LLC**
> **Amendment No. 4 to Registration Statements on Form S-1**
> **Filed March 30, 2009**
> **File No. 333-151522**
> **File No. 333-151523**

Dear Mr. Masucci:

We have reviewed your responses to the comments in our letters dated March 10, 2009 and March 19, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We understand from your response to prior comment 1 in our March 10, 2009 letter that you intend to file a post-effective amendment changing the plan of distribution to that of a continuous offering after the initial auction. However, we note the language that says you may register additional shares in a post-effective amendment. Please note that you cannot add shares in a post-effective

amendment. The shares for the continuous offering will need to be registered pre-effectively on this registration statement.

Prospectus

Changes in the Price Range or Offering Size Before the Auction is Closed, page 99

2. The first paragraph on page 100 refers to material or not material changes in the price range. Any change to the price range is material and would require a pre-effective amendment. Upward changes in price which result in the new price falling within the 430A harbor of 20% above the high point of the range would not require a pre-effective amendment. However, please note that the price range may not be amended to expand the top of the range outside of the permissible expanded range with regards to auctions. Please revise.

Changes in the Price Range or Offering Size After the Auction is Closed and Pricing Outside the Price Range, page 100

3. Provided the minimum of the offering is reached and the number of securities does not exceed the maximum amount registered, we do not understand how changes in the offering size would require a post-effective amendment. Please revise or advise.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: <u>via facsimile (212) 735-2000</u>
Richard F. Kadlick, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP